UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMER
8- 66947

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Centenium Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 Lexington Avenue - Suite 2216
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fredric Obsbaum	(212) 897-1694	obsbaum@integrated.securities
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Centenium Advisors, LLC

Statement of Financial Condition
December 31, 2021





AFFIRMATION

I, Nansie Bernard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Centenium Advisors LLC as of 12/31/21 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Member

Title

Notary Public

DON CURTIS
Notary Public
Connecticut
My Commission Expires Jul 31, 2022

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Centenium Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Centenium Advisors, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Centenium Advisors, LLC's auditor since 2016.

New York, NY

February 26, 2022

CENTENIUM ADVISORS, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	737,172
Fees receivable		401,710
Fixed assets - net of accumulated depreciation of $76,700		4,899
Right-of-use asset		63,218
Other assets		27,955
Total assets	$	1,234,954

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	65,988
Lease liability		65,316
Total liabilities		131,304

Members' equity | | 1,103,650

Total liabilities and members' equity	$	1,234,954

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and Business**

    Centenium Advisors, LLC (the "Company"), a New York limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's primary activity is to raise capital for private investment entities. Its revenue is derived from a share of management and performance fees earned by the investment manager.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

    Revenue Recognition
    The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

    The Company recognizes revenues from its share of management fees and performance fees as earned when performance obligations are completed and the fees are determinable and collectible based on the contractual arrangements. Fee income is comprised of management and performance fees. Advisory is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

    Significant Judgments
    Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. Summary of Significant Accounting Policies (continued)

Fees Receivable

Fees receivable are due from the Company's money managers under agreed upon terms. Management reviews fees receivable periodically to determine whether receivables will be potentially uncollectible.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company does not record a provision for federal and state income taxes because the members report their share of the Company's income or loss on their income tax returns.

The Company is liable for New York City Unincorporated Business Tax at a statutory rate of 4%. The Company is on the cash basis for income tax purposes. There was no tax expense for the year because a significant portion of the Company's revenue is generated from customers located outside of New York City and is not subject to being taxed by that jurisdiction.

The Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets.

Based on its analysis, the Managing Member has determined that the Company has not incurred any liabilities for unrecognized tax benefits as of December 31, 2021. However, the Managing Member's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes a tax liability along with interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2021.

Fixed Assets

Computer equipment, software and furniture are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

3. **Summary of Significant Accounting Policies (continued)**

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The Company identified no fees receivable as impacted by the guidance.

An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

Leases

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

2. **Summary of Significant Accounting Policies (continued)**

    (Lease continued)

    Other information related to leases as of December 31, 2021 are as follows:

Weighted average remaining operating lease term	0.58 years
Weighted average discount rate of operating lease	5.50%

    The components of lease costs for the year ended December 31, 2021 are as follows:

Operating lease cost	$ 110,442
Variable lease cost	10,435
Total lease costs	$ 120,877

3. **Fixed Assets**

    Fixed assets at December 31, 2021 consists of:

Computer equipment and software	$ 12,980
Furniture and fixtures	63,720
Artwork	4,899
	81,599
Less: Accumulated depreciation	(76,700)
	$ 4,899

4. **Commitments**

    The Company leases office space under an operating lease expiring on July 31, 2022. The remaining lease liability maturing July 31, 2022 is $65,317.

5. **Regulatory Requirements**

    The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of approximately $727,000 which exceeded the required net capital by approximately $722,000.

    The Company does not hold customers' cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

6.   **Concentrations**

Substantially all of the Company's cash is held in accounts at a major commercial bank.

Two managers accounted for approximately 74% of revenue.   Two managers represented approximately 73% of accounts receivable.

Management does not expect any losses to result with respect to any of these concentrations.

7.   **Other Assets**

Included in other assets is a security deposit for rent in the amount of $27,850.

9.   **CARES Act**

The Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of $58,300 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief and Economic Security Act (the "Cares Act").   The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP.   The Company has not started the process of applying for loan forgiveness.   The PPP Loan is being administered by JP Morgan Chase bank and bears interest at a rate of 1.0% per annum.   In accounting for the terms of the PPP Loan, the Company is guided by ASC 470 Debt , and ASC 450-30 Gain Contingency.   The Company believes that the possibility of loan forgiveness is to be regarded as a contingent gain and therefore will not recognize the gain until all uncertainty is removed (i.e. all conditions for forgiveness are met).   As of December 31, 2021, the PPP Loan amounted to $58,300 and is included in accounts payable and accrued expenses on the statement of financial condition.